March 31, 2009
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Gus Rodriguez, Accounting Branch Chief Staci Shannon, Staff Accountant
Re:	Life Technologies Corporation Form 10-K for the Year Ended December 31, 2008 Filed March 2, 2009 File No. 000-25317
Ladies and Gentlemen:
     This letter is in response to the comment letter dated March 19, 2009 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) of Life Technologies Corporation (the “Company”). This letter restates the numbered comments of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.
Notes to Consolidated Financial Statements
Note 1 — Business Activity, Summary of Significant Accounting Policies and Significant Accounts
Other Intangible Assets, Page 71
1.	Please tell us why you believe that the straight-line method of amortization is more appropriate than an accelerated method of amortization for the customer relationship intangible asset given that customer relationships frequently have a higher rate of attrition in earlier periods with the rate of attrition declining over time. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop.

Response:

The Company is still in the process of finalizing the purchase price allocation related to the

Division of Corporate Finance
United States Securities and Exchange Commission
March 31, 2009

Applied Biosystems merger which occurred on November 21, 2008. This merger resulted in nearly the entire balance of customer relationships as of December 31, 2008. As a result, the final determination of the method in which the Company plans to amortize the acquired customer relationships is still under evaluation. The Company is evaluating the economic benefits to be obtained by the acquired customer relationships and, consistent with paragraph 12 of Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, until the pattern of economic benefit is defined and determined to be reliably estimable, the Company will amortize the relationships using the straight-line method. As the Company finalizes the valuation and the related pattern in which the economic benefits will be realized, the Company will adjust, if necessary, the related amortization of the customer relationship intangible assets to match the realization of the economic benefit. We do not believe the amortization expense, using either an accelerated or a straight-line method, during the period from the date of the Applied Biosystems merger until the Company’s year end would be materially different or have a material impact on the Company’s results from operations for the year ended December 31, 2008.

The Company maintains customer records and continuously monitors customer relationships. As a result, the Company does and will continue to monitor the underlying customer relationships and attrition rates and will make adjustments to the expected life or carrying value of the customer relationship intangible assets should adverse trends develop.
Note 7 — Income Taxes, Page 92
2.	Your foreign operations accounted for 56%, 53% and 46% of your revenues and 99%, 51% and 75% of your pre-tax income in 2008, 2007 and 2006. Under Risk Factors on page 14 you disclose that your “future growth depends in part on your ability to acquire new products, services, and technologies through additional acquisitions, which may absorb significant resources and may not be successful.” Under Risk Factors on page 20 you also disclose that the majority of your expenses are incurred in U.S. dollars that include increasing amounts of research and development expenses. In addition, you incurred significant financial leverage denominated in U.S. dollars as a result of the merger with Applied Biosystems.

You disclose that taxes on approximately $257.5 million of other undistributed earnings of foreign subsidiaries have not been provided for at December 31, 2008 as these earnings are considered to be permanently invested in the operations of such subsidiaries. Please disclose the factors management considered in concluding that there is sufficient evidence that the foreign subsidiaries have invested or will invest the undistributed earnings indefinitely given the items referenced above. Please also disclose specific plans for the reinvestment of the undistributed earnings. Refer to paragraph 12 of APB 23.

Response:

Based on the following factors, the Company determined that the foreign subsidiaries’ earnings are permanently invested in the operations of such subsidiaries in accordance with Paragraph 12 of APB 23:

Division of Corporate Finance
United States Securities and Exchange Commission
March 31, 2009

1.	Domestic Cash Needs. The Company reviewed its cash flow forecasts for 2009 through 2012 and projected that it needed approximately $540 million of cash from its foreign subsidiaries to be repatriated to the U.S. in order to close the Applied Biosystems acquisition, to service the additional debt incurred in connection with the acquisition thereof, and to also provide for its domestic capital and financing needs. As such, the Company has provided $98.6 million of U.S. taxes on the foreign unremitted earnings projected to be repatriated.

2.	Foreign Reorganization. Management intends to reorganize and integrate the foreign operations of the Company, including rationalizing the number of legal entities the legacy Applied Biosystems and Invitrogen businesses have in each foreign country. The reorganization plans include the placement of a significant amount of intercompany debt into certain foreign subsidiaries, which under U.S. tax law is treated as a repatriation event that gives rise to U.S. tax. The reorganization plans were also considered in determining whether or not certain foreign earnings were considered permanently reinvested.

3.	Repatriation with Minimal Business Impact. The determination as to which foreign subsidiaries would repatriate their funds was based on the cash needs of the underlying foreign businesses, local retained earnings requirements, cash available for distribution, local government restrictions, and the underlying availability of foreign tax credits.

The Company plans to reinvest the remaining undistributed foreign earnings for the following purposes:

1.	Foreign Reorganization. As described above, the Company plans to reorganize and integrate its foreign operations. The plans, in part, are to optimize the supply chain, eliminate redundant legal entities, and minimize the worldwide foreign tax burden. The Company will incur substantial costs to carry out these plans, including charges to consolidate operations, close facilities, pay severance, and adopt a single ERP platform.

2.	Acquisitions. The Company has supplemented its growth with acquisitions. This is evidenced by the total dollars spent on acquisitions and by the number of companies acquired over the last several years. Many of the purchased companies have headquarters outside the U.S. (e.g. DRI, Dynal, Genomed) or significant foreign operations (e.g. Bioreliance, Biosource, ABI). Permanently reinvested foreign earnings are often used in closing acquisitions outside the U.S., or once acquisitions are closed, the funds are used to align and expand the foreign businesses. In 2008, the Company considered acquiring at least four foreign businesses or significant foreign assets. The transactions ranged in size from $8 million to $130 million and the Company ultimately acquired two of these foreign businesses. The level of international acquisitions is expected to continue for the foreseeable future.

3.	Pay down of Intercompany Debt. The Company currently has intercompany debt in place in the U.K. and Norway. In addition, the Company will put into place additional intercompany debt in certain foreign subsidiaries as part of the reorganization and integration of the foreign operations. The earnings generated by the foreign subsidiaries will be used, in part, to pay down these intercompany debt obligations. The payment of principal will not incur additional U.S. taxes.

Division of Corporate Finance
United States Securities and Exchange Commission
March 31, 2009

*****
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance
United States Securities and Exchange Commission
March 31, 2009

     We appreciate the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely, LIFE TECHNOLOGIES CORPORATION

By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer

cc:	David Szekeres, Life Technologies Corporation Kelli Richard, Life Technologies Corporation Jeffrey T. Baglio, DLA Piper